                                                    July 1, 2005

Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN: Elaine Wolff, Special Counsel

Re:	Point Center Mortgage Fund I, LLC
Amendment No. 4 to Registration Statement on Form S-11--Registration No. 333-118871

Dear Ms. Wolff:

On behalf of Point Center Mortgage Fund I, LLC (the "Fund"), enclosed herewith in connection with the filing today via EDGAR of Amendment No. 4 ("Amendment No. 4") to the Fund's Registration Statement on Form S-11 Registration No. 333-118871 (the "Registration Statement"), please find the following:

One (1) conformed copy of Amendment No. 4 that (i) has been marked to show changes from Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and (ii) cross-references the changes in response to the numbered comments to the Amendment No. 3 that are set forth in the letter of the staff of the Securities and Exchange Commission (the "Staff") dated June 9, 2005 (the "Comment Letter").

In addition, under separate cover, you will be receiving the following from Vintage Filings, LLC:

1.	Five (5) conformed copies of Amendment No. 4; and

2.	Five (5) additional conformed copies of Amendment No. 4 which have been marked to show changes from the Amendment No. 3.

The Fund currently expects to request effectiveness on or about July 15, 2005. As soon as a definitive determination has been made, the appropriate acceleration request will be forwarded to you.

The following responses have been numbered to correspond to the paragraph numbers set forth in the Staff's Comment Letter.

General

1.    The response letter provided with Amendment No. 1 has been filed on EDGAR.

2.    We presume that you have no further comments in this regard.

3.    The prior performance information has been provided in accordance with subsequent conversations regarding this matter. See comment response 12, below.

Summary, page 1

4.    The requested disclosure has been provided.

5.    The requested disclosure has been provided.

6.    The reference to “sufficient equity and “lending criteria” has been deleted and a statement as to the lack of any specified criteria has been added.

Summary Risk Factors, page 4

7.    The requested revisions have been made and the additional disclosures have been provided.

8.    The requested revisions have been made and the additional disclosures have been provided.

9.    The reference to loan portfolio diversification has been removed.

Operating Agreement, page 10

10.    The disclosure has been revised to address your comment.

Risk Factors, page 16

11.    The requested revisions have been made.

Management, page 36

Prior Experience of our Manager, page 38

12.    The disclosure has been broken out under two sub-headings, the first to discuss the Manager’s overall experience and the second to provide the detailed discussion of the National Financial Lending programs prior performance narrative and tables.

Compensation to our Manager and its Affiliates, page 44

13.    The Manager has decided to eliminate the profit participation component of its compensation arrangement, and the references to it have been deleted.

Financial Statements

General

14.    Unaudited balance sheets for the Company and Point Center financial, Inc. as of April 30, 2005 have been added to the Prospectus.

Note 1 Summary of Significant Accounting Policies

Investments in trust deed notes receivable, page F-8

15.    The basis for our assertion that assignments are made at face value is that, historically, the Company has not assigned any note at less than face value; and management historically and currently has the intent and ability to hold debt securities to maturity. In addition, the Company will adopt the following policy:

“In the event that conditions are such that the Company has a need to raise funds to meet current maturities of the program certificates, Management would review the current loan portfolio and transfer selected notes to an “Available for Sale” category. At that point, and if applicable, the Company would comply with Paragraph 15(c) of FAS 115 and recognize any unrealized holding gain or loss at the date of transfer to “Available for Sale” category as a separate component of Shareholder’s Equity. For the balance of the portfolio, the Company relies on Paragraph 10 of FAS 115 which states “Although its asset-liability management may encompass consideration of the maturity and repricing characteristics of all investments in debt securities, an enterprise may decide that it can accomplish the necessary adjustments under its asset-liability management without having all of its debt securities available for disposition. In that case, the enterprise may choose to designate certain debt securities as unavailable to be sold to accomplish those ongoing adjustments deemed necessary under its asset-liability management, thereby enabling those debt securities to be accounted for at amortized cost on the basis of a positive intent and ability to hold them to maturity.”

The terms of the new assignment would not affect the Company since at the date of assignment; trust deeds are no longer the asset of the Company. The Company maintains no control over the assigned trust deeds. The only involvement the Company has with assigned trust deeds is of an administrative nature. The Company will only act as a collection agent for the new owners. The Company will have no control over the investment decisions of the new owners.

Also, please refer to the additional disclosures set forth in “Note 3 - Asset Backed Commercial Paper Program and Mortgage Note Program”, included with the balance sheets dated April 30, 2005 and December 31, 2004.

Commission Income, page F-10; Loan Origination Costs, page F-11

16. We have complied with SFAS 91 and have reflected the change on the April 30, 2005 and December 31, 2004 balance sheets. The balance sheets now include the unamortized balance of commission income and an adjustment of the yield pursuant to SFAS 91 is reflected in the footnotes. Loan Origination Costs were not taken into consideration because of immateriality. Please refer to the revised footnotes attached to the balance sheets dated April 30, 2005 and December 31, 2004.

If you have any questions or comments regarding the subject matter of this letter of the enclosures delivered herewith, please do not hesitate to contact the undersigned. We look forward to your prompt response and we thank you in advance for you assistance with regard to this matter.

Sincerely,

CORPORATE LAW SOLUTIONS

Date:	By:	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.
Managing Director

cc: Michael McTiernan, Esq.